Skillstorm Online Learning, Inc.
308 – 259 Midpark Way S.E.
Calgary, Alberta, Canada T2X 1M2

VIA Facsimile (202) 772-9206

March 31, 2008

·John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

       Re: Skillstorm Online Learning, Inc. Form 1-A
                File No. 24-10158

Dear Mr. Reynolds:

Reference is made to Skillstorm Online Learning, Inc. (the "Company") and the Company's amended offering statement on Form 1-A, File No. 24-10158 (the "Offering Statement"). Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the Offering Statement so that it shall be effective at 2:00 PM (EST) on Monday, March 31, 2008, or as soon thereafter as practicable.

We further acknowledge the following:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please direct any questions you may have to Andrew Stolowitz, Esq. at The Otto Law Group, PLLC. His number is (206) 262-9545. Thank you for your prompt attention to this matter.

Very truly yours,



Colin Innes
Chairman, CEO and CFO

Cc: Andrew Stolowitz, Esq.